                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 Rag Shops, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   750-624-108
         -------------------------------------------------------------
                                 (CUSIP Number)

                                October 21, 2004
         -------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                                  Marc J. Leder
                                Rodger R. Krouse
                          Sun Capital Partners III, LP
                         Sun Capital Partners III QP, LP
                       5200 Town Center Circle, Suite 470
                            Boca Raton, Florida 33486
                            Telephone: (561) 394-0550

                                 with a copy to:

                                Michael Weinsier
                            Hughes Hubbard & Reed LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 837-6690
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

------------------------                                    -------------------
CUSIP NO. 750-624-108                                       PAGE 2 OF 15
------------------------                                    -------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Crafts Retail Acquisition Corp.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC, BK
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                  See Explanatory Note below

       NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Explanatory Note below
         OWNED BY        ------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH
                         ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Explanatory NOte below
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         See Explanatory Note below

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                                    -------------------
CUSIP NO. 750-624-108                                       PAGE 3 OF 15
------------------------                                    -------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Crafts Retail Holding Corp.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         BK
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                  See Explanatory Note below

       NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Explanatory Note below
         OWNED BY        ------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH
                         ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Explanatory Note below
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         See Explanatory Note below

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                ---------------------
CUSIP NO. 750-624-108                                     PAGE 4 OF 15
--------------------------                                ---------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Sun Crafts Retail, LLC
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Explanatory Note below
         OWNED BY        ------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH
                         ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Explanatory Note below

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         See Explanatory Note below

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO (limited liability company)
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                               --------------------
CUSIP NO. 750-624-108                                      PAGE 5 OF 15
----------------------------                               --------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Sun Capital Partners III, LP
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Explanatory Note below
         OWNED BY        ------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH
                         ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Explanatory Note below

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         See Explanatory Note below

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                              ---------------------
CUSIP NO. 750-624-108                                     PAGE 6 OF 15
----------------------------                              ---------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Sun Capital Partners III QP, LP
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Explanatory Note below
         OWNED BY        ------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH
                         ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Explanatory Note below

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         See Explanatory Note below

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                ---------------------
CUSIP NO. 750-624-108                                     PAGE 7 OF 15
--------------------------                                ---------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Sun Capital Advisors III, LP
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Explanatory Note below
         OWNED BY        ------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH
                         ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Explanatory Note below

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         See Explanatory Note below

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                              --------------------
CUSIP NO. 750-624-108                                      PAGE 8 OF 15
-----------------------------                              --------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Sun Capital Partners III, LLC
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Explanatory Note below
         OWNED BY        ------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH
                         ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Explanatory Note below

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         See Explanatory Note below

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO (limited liability company)
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                               ---------------------
CUSIP NO. 750-624-108                                     PAGE 9 OF 15
---------------------------                               ---------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Marc J. Leder
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Explanatory Note below
         OWNED BY        ------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH
                         ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Explanatory Note below

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         See Explanatory Note below

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                             -----------------------
CUSIP NO. 750-624-108                                   PAGE 10 OF 15
---------------------------                             -----------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Rodger R. Krouse
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Explanatory Note below
         OWNED BY        ------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH
                         ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Explanatory Note below

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         See Explanatory Note below

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                           ------------------------
CUSIP NO. 750-624-108                                   PAGE 11 OF 15
-----------------------------                           ------------------------

                                EXPLANATORY NOTE

         This Amendment No. 1 to Schedule 13D amends and supplements the statement originally filed on September 14, 2004 (the "Original Schedule 13D")
by the filing persons and relates to (1) the offer by Crafts Retail Acquisition
Corp., a Delaware corporation ("Crafts Acquisition"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of
Rag Shops, Inc., a Delaware corporation (the "Company"), not owned by Crafts
Acquisition, at a purchase price of $4.30 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2004, as amended and supplemented by the Supplement to the
Offer to Purchase dated October 7, 2004 (collectively, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to
Purchase, constitute the "Offer") and (2) the merger pursuant to Section 253 of the Delaware General Corporation Law of Crafts Acquisition with and into the
Company. As a result of the Offer and the merger, the filing persons are no longer reporting persons hereunder.

ITEMS 3, 4 AND 5. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; PURPOSE OF
THE TRANSACTION; INTEREST IN SECURITIES OF THE ISSUER.

         Items 3, 4 and 5 of the Original Schedule 13D are amended and supplemented as follows:

         The Offer expired at 11:59 pm, New York City time, on October 20, 2004 and was not extended. Based on information provided by The Colbent Corporation, the depositary for the Offer, a total of 1,910,524 Shares (including 10,613
Shares subject to guaranteed delivery), representing approximately 39.8% of the outstanding Shares, were validly tendered and not withdrawn pursuant to the
Offer. Crafts Acquisition has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. Documents relating to the Offer are filed as Exhibits 13 through 15 hereto and are incorporated by reference herein.

         Pursuant to the Stock Purchase Agreement, dated as of September 13,
2004 (the "Stock Purchase Agreement") by and among Crafts Acquisition, Crafts
Retail Holding Corp. ("Crafts Holding"), certain stockholders of the Company and the Company, Crafts Acquisition previously acquired an aggregate of 2,671,199
Shares, or approximately 55.7% of the outstanding Shares, at $4.30 per Share.
These Shares, together with the Shares accepted for payment pursuant to the
Offer, comprise a total of 4,581,723 Shares, or approximately 95.5% of the outstanding Shares.

         Pursuant to the Agreement and Plan of Merger, dated as of September 13,
2004 (the "Merger Agreement"), by and among Crafts Acquisition, Crafts Holding and the Company, Crafts Acquisition was merged with and into the Company through a short-form merger pursuant to Section 253 of the Delaware General Corporation
Law, with the Company as the surviving corporation becoming a wholly owned subsidiary of Crafts Holding. No other stockholder meeting or vote was required under the Delaware General Corporation Law to effect the short-form merger. In the merger, each Share issued and outstanding that was not tendered was cancelled and automatically converted into the right to receive $4.30, without interest (other than Shares, if any, owned by Crafts Holding, Crafts Acquisition and the Company, which Shares were cancelled without consideration, and other than Shares owned by stockholders validly exercising appraisal rights under
Delaware law, which Shares were cancelled and represent only the right to receive the fair value of such Shares under Delaware law).

         Funding for the payment of the Shares purchased in the Offer and of the consideration in the merger consisted of a combination of equity contributions from Sun Capital Partners III, LP and Sun Capital Partners III QP, LP as well as a loan provided by Harris Trust and Savings Bank. The total payment of approximately $9.2 million consisted of (1) an aggregate of approximately $3 million dollars of equity contributions from Sun Capital Partners III, LP and
Sun Capital Partners III QP, LP and (2) approximately

                                  SCHEDULE 13D

-----------------------------                           ------------------------
CUSIP NO. 750-624-108                                   PAGE 12 OF 15
-----------------------------                           ------------------------

$6.2 million in funds obtained by Crafts Retail Holding Corp. pursuant to the loan (the "Second Crafts Loan") provided by Harris Trust and Savings Bank and guaranteed by Sun Capital Partners III, LP and Sun Capital Partners III QP, LP.
The Second Crafts Loan was made by way of an amendment to the initial Crafts
Loan increasing the aggregate principal amount available under that loan from $8 million to $15 million. Crafts Retail Holding Corp. contributed the proceeds of the Second Crafts Loan to Crafts Acquisition in order to fund the purchase of such Shares and merger consideration. The Second Crafts Loan is payable on demand and carries an interest rate of Harris Trust's prime rate plus 0.25%.

         Following the merger, Rag Shops filed a Certification and Notice of
Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, on Form 15 and was also voluntarily delisted from Nasdaq.

         On October 21, 2004, Crafts Acquisition issued a press release announcing the results of the Offer and the completion of the merger. The full text of the press release is filed as Exhibit 16 hereto and is incorporated by reference herein.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Schedule A     Additional Information Required by Item 2 of Schedule 13D*

Exhibit 1      Schedule 13D Joint Filing Agreement dated as of September 13,
               2004 by and among each of the Reporting Persons*

Exhibit 2      Stock Purchase Agreement dated September 13, 2004 by and among
               Crafts Retail Holding Corp., Crafts Retail Acquisition Corp. and
               certain stockholders of Rag Shops, Inc. (incorporated by
               reference to Exhibit 10.1 to Rag Shops' Current Report on Form
               8-K filed with the Securities and Exchange Commission on
               September 13, 2004)

Exhibit 3      Agreement and Plan of Merger dated September 13, 2004 by and among Crafts Retail Holding Corp., Crafts Retail Acquisition
               Corp. and Rag Shops, Inc. (incorporated by reference to Exhibit
               2.1 to Rag Shops' Current Report on Form 8-K filed with the
               Securities and Exchange Commission on September 13, 2004)

Exhibit 4      Management Services Agreement dated September 13, 2004 between
               Rag Shops, Inc. and Sun Capital Partners Management III, LLC
               (incorporated by reference to Exhibit 10.2 to Rag Shops' Current
               Report on Form 8-K filed with the Securities and Exchange
               Commission on September 13, 2004)

Exhibit 5      Loan Authorization Agreement dated September 13, 2004 between
               Crafts Retail Holding Corp. and Harris Trust and Savings Bank*

Exhibit 6      Demand Note dated September 13, 2004 of Crafts Retail Holding
               Corp. in favor of Harris Trust and Savings Bank*

Exhibit 7      Guaranty dated September 13, 2004 of Sun Capital Partners III, LP in favor of Harris Trust and Savings Bank*

Exhibit 8      Guaranty dated September 13, 2004 of Sun Capital Partners III QP,
               LP in favor of Harris Trust and Savings Bank*

                                  SCHEDULE 13D

-----------------------------                           ------------------------
CUSIP NO. 750-624-108                                   PAGE 13 OF 15
-----------------------------                           ------------------------

Exhibit 9      First Amendment to Harris Loan Authorization Agreement dated
               October 21, 2004 between Crafts Retail Holding Corp. and Harris
               Trust and Savings Bank (incorporated by reference to Exhibit
               (b)(v) to the Schedule TO filed with the Securities and Exchange
               Commission on October 21, 2004)

Exhibit 10     Demand Note dated October 21, 2004 of Crafts Retail Holding Corp.
               in favor of Harris Trust and Savings Bank (incorporated by reference to Exhibit (b)(vi) to the Schedule TO filed with the
               Securities and Exchange Commission on October 21, 2004)

Exhibit 11     First Amendment to Guaranty dated October 21, 2004 of Sun Capital
               Partners III, LP in favor of Harris Trust and Savings Bank
               (incorporated by reference to Exhibit (b)(vii) to the Schedule TO filed with the Securities and Exchange Commission on October 21,
               2004)

Exhibit 12     First Amendment to Guaranty dated October 21, 2004 of Sun Capital
               Partners III QP, LP in favor of Harris Trust and Savings Bank
               (incorporated by reference to Exhibit (b)(viii) to the Schedule
               TO filed with the Securities and Exchange Commission on October
               21, 2004)

Exhibit 13     Offer to Purchase dated September 22, 2004 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the
               Securities and Exchange Commission on September 22, 2004)

Exhibit 14     Supplement to Offer to Purchase dated October 7, 2004
               (incorporated by reference to Exhibit (a)(1)(viii) to the
               Schedule TO filed with the Securities and Exchange Commission on
               October 7, 2004)

Exhibit 15     Letter of Transmittal (incorporated by reference to Exhibit
               (a)(1)(ii) to the Schedule TO filed with the Securities and
               Exchange Commission on September 22, 2004)

Exhibit 16     Press Release issued by Sun Capital Partners on October 21, 2004
               (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule
               TO filed with the Securities and Exchange Commission on October
               21, 2004)

---------------

*  Previously filed under the same Exhibit number to the Schedule 13D of the filing persons on September 14, 2004 and incorporated herein by reference.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

October 21, 2004

                                         CRAFTS RETAIL ACQUISITION CORP.

                                         By:  /s/ Marc J. Leder
                                             -----------------------------------
                                         Name:  Marc J. Leder
                                         Its:  Vice President

                                         CRAFTS RETAIL HOLDING CORP.

                                         By:  /s/ Marc J. Leder
                                             -----------------------------------
                                         Name:  Marc J. Leder
                                         Its:  Vice President

                                         SUN CRAFTS RETAIL, LLC

                                         By:  /s/ Marc J. Leder
                                             -----------------------------------
                                         Name:  Marc J. Leder
                                         Its:   Co-CEO

                                         SUN CAPITAL PARTNERS III, LP

                                         By:  Sun Capital Advisors III, LP
                                         Its:  General Partner

                                         By:  Sun Capital Partners III, LLC
                                         Its:  General Partner

                                         By:  /s/ Marc J. Leder
                                             -----------------------------------
                                         Name:  Marc J. Leder
                                         Its:  Co-CEO

                                         SUN CAPITAL PARTNERS III QP, LP

                                         By:  Sun Capital Advisors III, LP
                                         Its:  General Partner

                                         By:  Sun Capital Partners III, LLC
                                         Its:  General Partner

                                         By:  /s/ Marc J. Leder
                                             -----------------------------------
                                         Name:  Marc J. Leder
                                         Its:  Co-CEO

                                         SUN CAPITAL ADVISORS III, LP

                                         By:  Sun Capital Partners III, LLC
                                         Its:  General Partner

                                         By:  /s/ Marc J. Leder
                                             -----------------------------------
                                         Name:  Marc J. Leder
                                         Its:  Co-CEO

                                         SUN CAPITAL PARTNERS III, LLC

                                         By:  /s/ Marc J. Leder
                                             -----------------------------------
                                         Name:  Marc J. Leder
                                         Its:  Co-CEO

                                         /s/ Marc J. Leder
                                         ---------------------------------------
                                         Marc J. Leder

                                         /s/ Rodger R. Krouse
                                         ---------------------------------------
                                         Rodger R. Krouse